
March 20, 2023

Ofer Gonen
Chief Executive Officer
Cactus Acquisition Corp. 1 Ltd
4B Cedar Brook Drive
Cranbury, NJ 08512

> **Re: Cactus Acquisition Corp. 1 Ltd**
> **Amended Preliminary Proxy Statement on Schedule 14A**
> **Filed March 16, 2023**
> **File No. 001-40981**

Dear Ofer Gonen:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jonathan M. Nathan, Esq.